File No. 69-284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

HAWAIIAN ELECTRIC INDUSTRIES, INC. and

HAWAIIAN ELECTRIC COMPANY, INC.

each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective (i.e., HEI became the holding company of HECO) on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of its direct subsidiaries, including the common stock of HECO, Malama Pacific Corp. (MPC), The Old Oahu Tug Service, Inc. (TOOTS), HEI Diversified, Inc. (HEIDI), HEI Properties, Inc. (HEIPI), Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp. (HEIPC), Hycap Management, Inc. (Hycap), Hawaiian Electric Industries Capital Trust I (HEI Trust I), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III. HEI and its direct and indirect subsidiaries are collectively referred to as the Company. In 2003, ProVision Technologies, Inc. (ProVision) was sold and HEI District Cooling, Inc. (HEIDC) and HEI Leasing, Inc. (HEILI) were dissolved. As of December 31, 2003, HEI also owned three series of income notes, with an estimated fair value and carrying value of $12.1 million, and held cash and cash equivalents of $12.0 million, intercompany notes and receivables of $18.0 million and other assets aggregating approximately $2.1 million.

HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust I (HECO Trust I), HECO Capital Trust II (HECO Trust II), HECO Capital Trust III (HECO Trust III) and Renewable Hawaii, Inc. (RHI). HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company,

Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Trust I was formed under the laws of the State of Delaware on December 31, 1996. HECO Trust I is a statutory trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997 (QUIPS I) to the public in an underwritten public offering in March 1997, (ii) using the proceeds from the sale of QUIPS I and the common securities to acquire 8.05% Junior Subordinated Deferrable Interest Debentures, Series 1997 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust I as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Trust II was formed under the laws of the State of Delaware on October 15, 1998. HECO Trust II is a statutory trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998 (QUIPS II) to the public in an underwritten public offering in December 1998, (ii) using the proceeds from the sale of QUIPS II and the common securities to acquire 7.30% Junior Subordinated Deferrable Interest Debentures, Series 1998 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust II as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Trust III is a statutory trust formed under the laws of the State of Delaware on November 20, 2003 in connection with a possible future trust securities financing. HECO Trust III has not yet been capitalized or transacted any business, other than to be the registrant in a Registration Statement on Form S-3 (Registration No. 333-111073) filed in December 2003. The Bank of New York is the corporate trustee of HECO Trust I, HECO Trust II and HECO Trust III and its principal administrative offices are located at 101 Barclay Street, 8th Floor West, New York, New York 10286. RHI was formed under the laws of the State of Hawaii on December 19, 2002 to invest in renewable energy projects. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813.

MPC’s principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. MPC was incorporated under the laws of the State of Hawaii on December 5, 1985. MPC and its subsidiaries were nonutility companies organized to invest in, develop and sell real estate. On September 14, 1998, the Board of Directors of HEI adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries). Accordingly, MPC management commenced a program to sell all of MPC’s real estate assets and investments and HEI reported MPC as a discontinued operation in the Company’s consolidated statements of income in the third quarter of 1998. As real estate assets and investments have been sold or transferred, the entities which held them and entities which were no longer active have been dissolved. As of December 31, 2003, MPC had no subsidiaries.

Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and changed its name to Hawaiian Tug & Barge Corp. (HTB) on October 1, 1986 when HEI acquired HTB from Dillingham Corporation. On November 10, 1999,

HTB closed the sale of substantially all of its operating assets and the stock of Young Brothers, Limited, HTB’s subsidiary, and HTB’s name was changed to TOOTS. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HTB was a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. TOOTS no longer provides charter towing and harbor–assist towing services. TOOTS currently administers certain employee and retiree-related benefits programs and monitors matters related its former operations and the operations of its former subsidiary.

HEIDI is the parent company of American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC, which is the parent company of Bishop Insurance Agency of Hawaii, Inc.), AdCommunications, Inc. and ASB Realty Corporation. In 2003, American Savings Mortgage Co., Inc., a former direct subsidiary of ASB, was dissolved. In January 2004, ASB Service Corporation, a former direct subsidiary of ASB, was dissolved. HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. HEIDI’s principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB and notes receivable from HEI and HEIPC. Also, HEIDI owns a small percentage (0.2%) of ASB Realty Corporation’s common stock. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 1001 Bishop Street, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. HEI acquired ASB on May 26, 1988. ASB’s business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate, (2) invest in loans secured by real estate and in mortgage-related and other securities, and (3) make various types of business, commercial and consumer loans. AdCommunications, Inc., which was incorporated on October 23, 1990, is an advertising agency; ASISC, which was incorporated on October 11, 1990, markets insurance and investment products; and ASB Realty Corporation, which was incorporated on March 27, 1998 and is a real estate investment trust, owns and manages real estate assets. On March 15, 2001, ASISC acquired all of the capital stock of Bishop Insurance Agency of Hawaii, Inc. (BIA), which was incorporated as LKP Corp. under the laws of the State of Hawaii on February 23, 1984. LKP Corp. changed its name to BIA on May 18, 1984, and BIA primarily markets commercial property and casualty insurance products as an insurance agency.

HEIPI was incorporated under the laws of the State of Hawaii on February 9, 1998 as HEIDI Real Estate Corp., and its name was changed to HEIPI on September 23, 1999. Ownership of HEIPI was transferred to HEI by HEIDI on November 18, 1999. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIPI is a nonutility company which currently holds passive investments.

PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is a contract services company providing limited services to HELCO.

At December 31, 2003, HEIPC is the parent company of HEI Investments, Inc. (HEIII) and is the parent company of HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEI Power Corp. Philippines (formerly HEIPC Phnom Penh Power (General), LLC), LLC, HEI Power Corp. China, HEI Power Corp. China II, the 100% owner of United Power Pacific Company Limited (UPP), which in turn is the 75% owner of Baotou Tianjiao

Power Co., Ltd. (a foreign utility company, see items 4a and 4b). In 2003, HEI Power Corp. Saipan, a former direct subsidiary of HEI Power Corp., was dissolved., Also in 2003, Lake Mainit Power, LLC, HEI Power Corp. China III and HEI Power Corp. China IV, each a former indirect subsidiary of HEI Power Corp., were dissolved.

HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 1001 Bishop Street, American Savings Bank Tower, Honolulu, Hawaii 96813. It is a nonutility company originally formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC which are not foreign utility companies, other than HEIII (discussed below), were originally formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries. On October 23, 2001, the board of directors of HEI adopted a formal plan to exit the international power business (engaged in by HEIPC and its subsidiaries, the HEIPC Group). Accordingly, HEIPC management commenced a program to dispose of all the HEIPC Group’s remaining foreign utility projects and investments and HEI recorded HEIPC as a discontinued operation in the Company’s consolidated statements of income in the third quarter of 2001.

On November 21, 2001, HEI sold HEI Power Corp. Guam to Mirant Asia-Pacific (Guam) Investments, Inc. for a nominal gain. All of HEIPC’s other direct and indirect subsidiaries, other than HEIII, will be wound up in due course as the HEIPC Group disposes of its remaining projects and investments.

The following are existing direct and indirect subsidiaries of HEIPC which have their principal executive offices at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. International (International) (April 10, 1996); HEIPC Philippine Development, LLC (Philippine Develop) (September 9, 1996); and HEI Power Corp. Philippines (April 24, 1996).

The following are indirect subsidiaries of HEIPC which have their principal executive offices at 10, Frere Felix Valis St., Port-Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. China (December 10, 1997); HEI Power Corp. China II (China II) (June 10, 1998); and UPP (June 29, 1998).

On January 26, 2000, HEI Investment Corp. (HEIIC) changed its name to HEIII. HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. In February 2000, HEIII was recapitalized and all its common stock and one series of its preferred stock was contributed by HEI to HEIPC. HEIII’s principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It currently holds investments in leveraged leases.

On December 30, 1985, HEIII (then HEIIC and a direct subsidiary of HEI) acquired, as part of its investment portfolio, a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818-megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the SEC, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC’s investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIII which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIII reserve all rights to claim (and do hereby claim) that by virtue of HEIII’s participation in the Transaction, HEIII has not acquired “ownership” of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIII’s becoming an “electric utility company” as defined in Section 2(a)(3) of the Act.

Other direct or indirect subsidiaries or investments of HEIPC which are (or were) foreign utility companies are listed under item 4a.

Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent’s office is located at RL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to HEI Trust I and (ii) a capital contribution by HEI in exchange for the general partner interest in the Partnership, (b) receiving interest and other payments on the Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time, (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion, (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Investment Instruments and Eligible Debt Securities and disposing of any such investments and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

HEI Trust I, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of these trusts and its principal administrative office is located at 101 Barclay Street, 8th Floor West, New York, NY 10286. HEI Trust I is a statutory trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities, (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP, with the proceeds from the sale of Trust Originated Preferred Securities and Common Securities, (iii) receiving distributions on the Partnership Preferred Securities, (iv) making distributions on the Trust Originated Preferred Securities, and (v) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed to be used in connection with possible future trust preferred financings and from inception through December 31, 2003 have been inactive.

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

HEI is a nonutility holding company which currently conducts no business and owns no material assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from the electric service and bank operations of its subsidiaries and passive investments.

HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate net generating capability of 1,209 MW as of December 31, 2003. HECO’s power purchase agreements (PPAs) with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provided an additional 180 MW, 180 MW and 46 MW, respectively, of firm net generating capability as of December 31, 2003.

HELCO owns and operates electric generating equipment with an aggregate net generating capability of 146 MW as of December 31, 2003. Its five power plants are located on the island of Hawaii. Under PPAs with Puna Geothermal Venture, Hilo Coast Power Company and Hamakua Energy Partners, L.P., HELCO was being provided an additional 88 109 MW of firm net generating capability as of December 31, 2003. HELCO currently owns four small run-of-river hydro units, of which three are currently operating, and a windfarm at Lalamilo, which consists of 68 operating wind machines with a total operating capacity of 1.3 MW as of December 31, 2003.

MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate net generating capability of 251 MW as of December 31, 2003. A PPA between MECO and a sugar company provided for an additional 16 MW of firm net generating capability as of December 31, 2003.

HECO, HELCO and MECO also own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy in their respective service areas within the State.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

In 2003, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,522,229,597kwh. of electric energy, HELCO sold at retail 1,046,146,913 kwh. of electric energy, and MECO sold at retail 1,206,718,801 kwh. of electric energy.

(b)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

(c)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

None.

(d)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

None.

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

In 1998 and 1999, HEI acquired indirectly through Philippine Develop an interest in Cagayan Electric Power & Light Co., Inc. (CEPALCO) which has its principal executive offices at Cagayan de Oro City, Misamis Oriental, Philippines and is incorporated under the laws of the Philippines. Philippine Develop currently owns approximately 22% of the outstanding common stock of CEPALCO. CEPALCO is a privately owned regulated local distribution company on the island of Mindanao. It operates and maintains three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (69 KV and 138 KV) and 1,000 kilometers of distribution lines. CEPALCO also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility. Pursuant to an agreement entered into in January 2004, International agreed, subject to certain conditions, to sell 100% of the issued and outstanding shares of Philippine Develop to an unaffiliated third-party buyer. As of February 19, 2004, full payment has been received and all conditions satisfied. Before the end of the first quarter of 2004, it is expected that the transfer will have been registered and the sale completed.

In 1998, HEI acquired an indirect 80% interest in UPP (through HEI’s indirect subsidiary China II) and an effective 60% interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which has its principal executive offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign cooperative joint venture established under the laws of the People’s Republic of China. On December 30, 1999, China II acquired the remaining 20% interest in UPP for an effective 75% interest in Tianjiao. Tianjiao was formed to construct, operate, and maintain a 200-MW (net) coal-fired power plant in Baotou, Inner Mongolia, China, over a 22 year period, which includes construction. The power plant was planned to be built “inside the fence” for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which was to be the sole purchaser of the power. At the end of the term, the plant was to be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao). Construction was stopped, however, due to delays in obtaining a satisfactory interconnection agreement between Tianjiao and the Inner Mongolia Power Company (IMPC). The IMPC was seeking to limit the joint venture’s load, which is inconsistent with the terms of the project approvals and the power purchase contract. The HEIPC Group no longer believes a satisfactory interconnection arrangement can be obtained and intends to withdraw from the project. In the third quarter of 2001, the HEIPC Group wrote off its remaining investment in the project. The HEIPC Group is continuing to pursue recovery of the $25 million of costs incurred in connection with the joint venture interest; however, there can be no assurance that any amounts will be recovered. (See item 1, HEI is exiting the international power business and will be disposing of all of the HEIPC Group projects and investments.)

(b)	Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

At December 31, 2003, International owned all of the issued and outstanding shares of common stock of Philippine Develop. At December 31, 2003, Philippine Develop owned approximately 22% of the common stock of CEPALCO. Pursuant to an agreement entered into in January 2004, International agreed, subject to certain conditions, to sell 100% of the issued and outstanding shares of Philippine Develop to an unaffiliated third-party buyer. As of February 19, 2004, full payment has been received and all conditions satisfied. Before the end of the first quarter of 2004, it is expected that the transfer will have been registered and the sale completed.

International owns all of the issued and outstanding shares of common stock of China II. China II owns 100% of the issued and outstanding shares of UPP. UPP owns 75% of Tianjiao.

HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of International.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

As of December 31, 2003, HEI had invested, through HEIPC and its subsidiaries, $9.7 million in CEPALCO preferred and common stock of which $2.7 million had been written off in 2001 and an additional $5.0 million had been written off in 2003. As of December 31, 2003, there were no intercompany borrowings by CEPALCO from HEI or any other HEI system company. As of December 31, 2003, HEI had not directly or indirectly guaranteed the securities of CEPALCO and there was no debt or other financial obligation relating to CEPALCO for which there was recourse against HEI or any other HEI system company (other than CEPALCO).

As of December 31, 2003, HEI had invested, through HEIPC and its subsidiaries, $25.1 million in connection with the Tianjiao project in China. As of December 31, 2003, the investment had been written off. As of December 31, 2003, there were no intercompany borrowings by Tianjiao from HEI or any other HEI system company. As of December 31, 2003, HEI had not directly or indirectly guaranteed the securities of Tianjiao and there was no debt or other financial obligation relating to Tianjiao for which there was recourse against HEI or any other HEI system company (other than Tianjiao), except for UPP’s conditional nonrecourse commitment to invest an additional 586 million Renminbi (approximately $70 million) in Tianjiao. It is UPP’s position that the conditions to the nonrecourse commitment have not been, and cannot now be, satisfied and UPP does not intend to make any further investment in Tianjiao.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

As of December 31, 2003, the investment in CEPALCO common stock was carried at $2 million. In 2003, Philippine Develop received approximately $96,000 in dividends from CEPALCO. The HEIPC Group recognized an impairment loss on the CEPALCO investment of approximately $5.0 million in 2003 to adjust this investment to its estimated net realizable value at that time. Pursuant to an agreement entered into in January 2004, International agreed, subject to certain conditions, to sell 100% of the issued and outstanding shares of Philippine Develop to an unaffiliated third-party buyer. As of February 19, 2004, full payment has been received and all conditions satisfied. Before the end of the first quarter of 2004, it is expected that the transfer will have been registered and the sale completed.

As of December 31, 2003, the investment in Tianjiao was carried (on the HEI consolidated balance sheet) at nil. In 2003, HEIPC and its subsidiaries received no dividends (or other distributions) from Tianjiao and recorded no equity in earnings from Tianjiao.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

CEPALCO and Tianjiao have no service, sales or construction contracts with any HEI affiliate. However, certain HEI affiliates provide general management and other services to Tianjiao in connection with UPP’s obligations under the cooperative joint venture agreement. The HEI affiliates receive no compensation from Tianjiao for these services.

EXHIBIT A

Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 2003, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 2003, are attached hereto as Exhibit A.

Unaudited consolidating income and retained earnings information for the calendar year 2003 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, for American Savings Investment Services Corp. and its subsidiary and for Hawaiian Electric Industries Capital Trust I and its subsidiary, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 2003, are attached hereto as Exhibits A-1 through A-5. Unaudited consolidating income, retained earnings and balance sheet information for HEIPC and its subsidiaries are not provided as they are being accounted for as discontinued operations in HEI’s consolidated financial statements.

EXHIBIT B

The following organizational chart shows the relationship to other system companies of each foreign utility company in which HEI has a direct or indirect interest.

HEI – HEIPC – International – China II – UPP – Tianjiao (UPP owns 75%)

HEI – HEIPC – International – Philippine Develop – CEPALCO (Philippine

Develop owns approximately 22% of the outstanding common shares)

Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 25th day of February 2004.

HAWAIIAN ELECTRIC INDUSTRIES, INC. Claimant

	By	/s/ ROBERT F. CLARKE

Robert F. Clarke
Chairman, President and
Chief Executive Officer

ATTEST:

/s/ MOLLY M. EGGED	By	/s/ PETER C. LEWIS

Molly M. Egged		Peter C. Lewis
Assistant Secretary		Vice President-Administration & Corporate Secretary

HAWAIIAN ELECTRIC COMPANY, INC. Claimant

	By	/s/ T. MICHAEL MAY

T. Michael May
President and Chief Executive Officer

ATTEST:

/s/ MOLLY M. EGGED	By	/s/ JACKIE M. ERICKSON

Molly M. Egged		Jackie M. Erickson
Secretary		Vice President – General Counsel

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter C. Lewis

Vice President-Administration & Corporate Secretary

Hawaiian Electric Industries, Inc.

P. O. Box 730

Honolulu, Hawaii 96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Balance Sheet (Page 1 of 3) December 31, 2003 (Unaudited) (in thousands)	Exhibit A

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
ASSETS
Cash and equivalents	$12,009	158	209,720	813	$49
Federal funds sold	—	—	56,678	—	—
Notes receivable from affiliated companies	6,000	—	1,320	9,743	279
Accounts receivable and unbilled revenues, net	11,970	154,704	23,138	1,047	126
Available-for-sale investment and mortgage-related securities	12,124	—	1,775,053	—	—
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	—	941,571	—	—
Held-to-maturity investment securities	—	—	94,624	—	—
Loans receivable, net	—	—	3,121,979	—	—
Property, plant and equipment, net	1,815	2,240,370	69,703	—	—
Other	289	186,024	145,969	45,171	3,554
Goodwill and other intangibles	—	—	93,987	—	—
Investments in subsidiaries, at equity	1,532,101	—	—	—	—

	$1,576,308	2,581,256	6,533,742	56,774	$4,008

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$8,350	84,452	43,225	14	$5
Deposit liabilities	—	—	4,026,250	—	—
Short-term borrowings	14,371	6,000	—	—	—
Securities sold under agreements to repurchase	—	—	831,335	—	—
Advances from Federal Home Loan Bank	—	—	1,017,053	—	—
Long-term debt, net	468,000	699,420	17,073	—	—
Deferred income taxes	(16,289)	170,841	30,796	41,329	71
Regulatory liabilities	—	71,882	—	—	—
Contributions in aid of construction	—	233,969	—	—	—
Other	12,845	235,956	22,989	447	(17)

	487,277	1,502,520	5,988,721	41,790	59

Company-obligated trust preferred securities	—	100,000	—	—	—
Preferred stock of subsidiaries-not subject to mandatory redemption	—	34,293	113	—	—
Minority interests	—	—	—	—	—

	—	134,293	113	—	—

Stockholders’ equity
Common stock	888,431	381,416	331,072	9,080	3,968
Retained earnings (deficit)	197,774	563,215	214,789	5,904	(19)
Accumulated other comprehensive income (loss)	2,826	(188)	(953)	—	—

	1,089,031	944,443	544,908	14,984	3,949

	$1,576,308	2,581,256	6,533,742	56,774	$4,008

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Balance Sheet (Page 2 of 3) December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A

	HEI Leasing, Inc.	Pacific Energy Conservation Services, Inc.	HEI District Cooling, Inc.	ProVision Technologies, Inc.	Hycap Management, Inc.
ASSETS
Cash and equivalents	$—	42	—	—	$497
Federal funds sold	—	—	—	—	—
Notes receivable from affiliated companies	—	3	—	—	—
Accounts receivable and unbilled revenues, net	—	7	—	—	25
Available-for-sale investment and mortgage-related securities	—	—	—	—	—
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	—	—	—	—
Held-to-maturity investment securities	—	—	—	—	—
Loans receivable, net	—	—	—	—	—
Property, plant and equipment, net	—	—	—	—	—
Other	—	11	—	—	—
Goodwill and other intangibles	—	—	—	—	—
Investments in subsidiaries, at equity	—	—	—	—	18,193

	$—	63	—	—	$18,715

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$—	15	—	—	$2
Deposit liabilities	—	—	—	—	—
Short-term borrowings	—	—	—	—	—
Securities sold under agreements to repurchase	—	—	—	—	—
Advances from Federal Home Loan Bank	—	—	—	—	—
Long-term debt, net	—	—	—	—	—
Deferred income taxes	—	—	—	—	—
Regulatory liabilities	—	—	—	—	—
Contributions in aid of construction	—	—	—	—	—
Other	—	17	—	—	(2)

	—	32	—	—	—

Company-obligated trust preferred securities	—	—	—	—	—
Preferred stock of subsidiaries-not subject to mandatory redemption	—	—	—	—	—
Minority interests	—	—	—	—	—

	—	—	—	—	—

Stockholders’ equity
Common stock	—	640	—	—	18,365
Retained earnings (deficit)	—	(609)	—	—	350
Accumulated other comprehensive income (loss)	—	—	—	—	—

	—	31	—	—	18,715

	$—	63	—	—	$18,715

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Balance Sheet (Page 3 of 3) December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A

	Hawaiian Electric Industries Capital Trust I and subsidiary	The Old Oahu Tug Service, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$22	—	—	$223,310
Federal funds sold	—	—	—	56,678
Notes receivable from affiliated companies	120,073	3,026	(140,444)	—
Accounts receivable and unbilled revenues, net	6	4	(3,311)	187,716
Available-for-sale investment and mortgage-related securities	—	—	—	1,787,177
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	—	—	941,571
Held-to-maturity investment securities	—	—	—	94,624
Loans receivable, net	—	—	—	3,121,979
Property, plant and equipment, net	—	—	—	2,311,888
Other	1,210	—	—	382,228
Goodwill and other intangibles	—	—	—	93,987
Investments in subsidiaries, at equity	—	—	(1,550,294)	—

	$121,311	3,030	(1,694,049)	$9,201,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$25	3	3,311	$132,780
Deposit liabilities	—	—	—	4,026,250
Short-term borrowings	—	—	20,371	—
Securities sold under agreements to repurchase	—	—	—	831,335
Advances from Federal Home Loan Bank	—	—	—	1,017,053
Long-term debt, net	—	—	120,073	1,064,420
Deferred income taxes	—	(158)	—	226,590
Regulatory liabilities	—	—	—	71,882
Contributions in aid of construction	—	—	—	233,969
Other	—	1,207	—	273,442

	25	1,052	143,755	7,877,721

Company-obligated trust preferred securities	100,000	—	—	200,000
Preferred stock of subsidiaries-not subject to mandatory redemption	—	—	—	34,406
Minority interests	18,193	—	18,193	—

	118,193	—	18,193	234,406

Stockholders’ equity
Common stock	3,093	2,443	750,077	888,431
Retained earnings (deficit)	—	(454)	783,176	197,774
Accumulated other comprehensive income (loss)	—	(11)	(1,152)	2,826

	3,093	1,978	1,532,101	1,089,031

	$121,311	3,030	1,694,049	$9,201,158

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Statement of Income (Page 1 of 3) Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
Revenues
Electric utility	$—	1,396,685	—	—	$—
Bank	—	—	371,320	—	—
Other	10,765	—	240	2,084	170
Equity in net income of subsidiaries	142,354	—	—	—	—

	153,119	1,396,685	371,560	2,084	170

Expenses
Electric utility	—	1,220,120	—	—	—
Bank	—	—	278,565	—	—
Other	16,675	—	1,391	119	92

	16,675	1,220,120	279,956	119	92

Operating income (loss)
Electric utility	—	176,565	—	—	—
Bank	—	—	92,755	—	—
Other	136,444	—	(1,151)	1,965	78

	136,444	176,565	91,604	1,965	78

Interest expense–other than bank	(33,993)	(44,341)	(1,428)	—	—
Allowance for borrowed funds used during construction	—	1,914	—	—	—
Preferred stock dividends of subsidiaries	—	(915)	(11)	—	—
Preferred securities distributions of trust subsidiaries	—	(7,675)	—	—	—
Allowance for equity funds used during construction	—	4,267	—	—	—

Income (loss) from continuing operations before income taxes and minority interest	102,451	129,815	90,165	1,965	78
Income tax expense (benefit)	(15,597)	49,824	30,000	(311)	—

Income (loss) from continuing operations before minority interest	118,048	79,991	60,165	2,276	78
Minority interest in net income of subsidiaries	—	—	—	—	—

Income (loss) from continuing operations	118,048	79,991	60,165	2,276	78
Preferred stock dividends of parent	—	1,080	—	—	—
Preferred securities distributions	—	—	—	—	—

Income (loss) continuing operations for common stock	118,048	78,911	60,165	2,276	78
Income (loss) from discontinued operations	(3,870)	—	—	—	—

Net income (loss) for common stock	$114,178	78,911	60,165	2,276	$78

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Statement of Income (Page 2 of 3) Year ended December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A

	HEI Leasing, Inc.	Pacific Energy Conservation Services, Inc.	HEI District Cooling, Inc.	ProVision Technologies, Inc.	Hycap Management, Inc.
Revenues
Electric utility	$—	—	—	—	$—
Bank	—	—	—	—	—
Other	—	207	—	439	4
Equity in net income of subsidiaries	—	—	—	—	1,432

	—	207	—	439	1,436

Expenses
Electric utility	—	—	—	—	—
Bank	—	—	—	—	—
Other	5	282	—	533	71

	5	282	—	533	71

Operating income (loss)
Electric utility	—	—	—	—	—
Bank	—	—	—	—	—
Other	(5)	(75)	—	(94)	1,365

	(5)	(75)	—	(94)	1,365

Interest expense–other than bank	—	—	—	—	—
Allowance for borrowed funds used during construction	—	—	—	—	—
Preferred stock dividends of subsidiaries	—	—	—	—	—
Preferred securities distributions of trust subsidiaries	—	—	—	—	—
Allowance for equity funds used during construction	—	—	—	—	—

Income (loss) from continuing operations before income taxes and minority interest	(5)	(75)	—	(94)	1,365
Income tax expense (benefit)	—	—	—	(21)	478

Income (loss) from continuing operations before minority interest	(5)	(75)	—	(73)	887
Minority interest in net income of subsidiaries	—	—	—	—	—

Income (loss) from continuing operations	(5)	(75)	—	(73)	887
Preferred stock dividends of parent	—	—	—	—	—
Preferred securities distributions	—	—	—	—	—

Income (loss) continuing operations for common stock	(5)	(75)	—	(73)	887
Income (loss) from discontinued operations

Net income (loss) for common stock	$(5)	(75)	—	(73)	$887

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Statement of Income (Page 3 of 3) Year ended December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A

	Hawaiian Electric Industries Capital Trust I and subsidiary	The Old Oahu Tug Service, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Electric utility	$—	—	—	$1,396,685
Bank	—	—	—	371,320
Other	10,051	31	10,680	13,311
Equity in net income of subsidiaries	—	—	143,786	—

	10,051	31	154,466	1,781,316

Expenses
Electric utility	—	—	—	1,220,120
Bank	—	—	—	278,565
Other	—	106	(210)	19,064

	—	106	(210)	1,517,749

Operating income (loss)
Electric utility	—	—	—	176,565
Bank	—	—	—	92,755
Other	10,051	(75)	154,256	(5,753)

	10,051	(75)	154,256	263,567

Interest expense–other than bank	—	—	(10,470)	(69,292)
Allowance for borrowed funds used during construction	—	—	—	1,914
Preferred stock dividends of subsidiaries	—	—	1,080	(2,006)
Preferred securities distributions of trust subsidiaries	—	—	8,360	(16,035)
Allowance for equity funds used during construction	—	—	—	4,267

Income (loss) from continuing operations before income taxes and minority interest	10,051	(75)	153,226	182,415
Income tax expense (benefit)	—	(6)	—	64,367

Income (loss) from continuing operations before minority interest	10,051	(69)	153,226	118,048
Minority interest in net income of subsidiaries	1,432	—	(1,432)	—

Income (loss) from continuing operations	8,619	(69)	151,794	118,048
Preferred stock dividends of parent	—	—	(1,080)	—
Preferred securities distributions	8,360	—	(8,360)	—

Income (loss) from continuing operations for common stock	259	(69)	142,354	118,048
Income (loss) from discontinued operations	—	—	—	(3,870)

Net income (loss) for common stock	$259	(69)	142,354	$114,178

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES Consolidating Statement of Retained Earnings Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
Retained earnings (deficit), beginning of year	$176,118	542,023	185,468	3,628	(97)
Net income (loss)	114,178	78,911	60,165	2,276	78
Sale of subsidiary	—	—	—	—	—
Dissolution of subsidiaries	—	—	—	—	—
Common stock dividends/distributions	(92,522)	(57,719)	(30,844)	—	—

Retained earnings (deficit), end of year	$197,774	563,215	214,789	5,904	(19)

	HEI Leasing, Inc.	Pacific Energy Conservation Services, Inc.	HEI District Cooling, Inc.	ProVision Technologies, Inc.	Hycap Management, Inc.
Retained earnings (deficit), beginning of year	$(7)	(534)	(1,232)	(882)	$363
Net income (loss)	(5)	(75)	—	(73)	887
Sale of subsidiary	—	—	—	955	—
Dissolution of subsidiaries	12	—	1,232	—	—
Common stock dividends/distributions	—	—	—	—	(900)

Retained earnings (deficit), end of year	$—	(609)	—	—	$350

	Hawaiian Electric Industries Capital Trust I and subsidiary	The Old Oahu Tug Service, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$—	(385)	728,345	$176,118
Net income (loss)	259	(69)	142,354	114,178
Sale of subsidiary	—	—	955	—
Dissolution of subsidiaries	—	—	1,244	—
Common stock dividends/distributions	(259)	—	(89,722)	(92,522)

Retained earnings (deficit), end of year	$—	(454)	783,176	$197,774

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES Consolidating Schedule - Balance Sheet Information (Page 1 of 2) December 31, 2003 (Unaudited) (in thousands)	Exhibit A-1

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited
ASSETS
Cash and equivalents	$9	4	$87
Notes receivable from affiliated companies	10,800	—	25,500
Accounts receivable and unbilled revenues, net	106,457	27,528	21,613
Property, plant and equipment, net	1,388,144	449,936	402,290
Other	135,592	23,377	27,055
Investments in subsidiaries, at equity	364,973	—	—

	$2,005,975	500,845	$476,545

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$57,313	11,980	$14,418
Short-term borrowings	31,500	10,800	—
Long-term debt, net	497,915	140,868	163,729
Deferred income taxes	137,919	20,079	12,843
Regulatory liabilities	42,235	18,935	10,712
Contributions in aid of construction	143,815	56,275	33,879
Other	128,542	60,269	48,769

	1,039,239	319,206	284,350

HECO-obligated trust preferred securities	—	—	—
Preferred stock-not subject to mandatory redemption	22,293	7,000	5,000

	22,293	7,000	5,000

Stockholder’s equity
Common stock	381,416	100,010	94,294
Retained earnings (deficit)	563,215	74,629	92,909
Accumulated other comprehensive loss	(188)	—	(8)

	944,443	174,639	187,195

	$2,005,975	500,845	$476,545

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES Consolidating Schedule - Balance Sheet Information (Page 2 of 2) December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A-1

	HECO Capital Trust I	HECO Capital Trust II	RHI	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$—	—	58	—	$158
Notes receivable from affiliated companies	51,546	51,546	—	(139,392)	—
Accounts receivable and unbilled revenues, net	—	—	—	(894)	154,704
Property, plant and equipment, net	—	—	—	—	2,240,370
Other	—	—	—	—	186,024
Investments in subsidiaries, at equity	—	—	—	(364,973)	—

	$51,546	51,546	58	(505,259)	$2,581,256

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$—	—	—	(741)	$84,452
Short-term borrowings	—	—	—	36,300	6,000
Long-term debt, net	—	—	—	103,092	699,420
Deferred income taxes	—	—	—	—	170,841
Regulatory liabilities	—	—	—	—	71,882
Contributions in aid of construction	—	—	—	—	233,969
Other	—	—	11	1,635	235,956

	—	—	11	140,286	1,502,520

HECO-obligated trust preferred securities	50,000	50,000	—	—	100,000
Preferred stock-not subject to mandatory redemption	—	—	—	—	34,293

	50,000	50,000	—	—	134,293

Stockholder’s equity
Common stock	1,546	1,546	181	197,577	381,416
Retained earnings (deficit)	—	—	(134)	167,404	563,215
Accumulated other comprehensive loss	—	—	—	(8)	(188)

	1,546	1,546	47	364,973	944,443

	$51,546	51,546	58	505,259	$2,581,256

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES Consolidating Schedule - Income Information (Page 1 of 2) Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-1

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited
Revenues
Electric utility	$966,867	214,540	$215,667
Equity in net income (loss) of subsidiaries	29,459	—	—

	996,326	214,540	215,667
Expenses–Electric utility	857,708	186,687	175,592

Operating income	138,618	27,853	40,075
Interest expense	(33,161)	(9,332)	(10,148)
Allowance for borrowed funds used during construction	1,658	80	176
Preferred stock dividends of subsidiaries	—	—	—
Preferred securities distributions of trust subsidiaries	—	—	—
Allowance for equity funds used during construction	3,652	170	445

Income (loss) from continuing operations before income taxes	110,767	18,771	30,548
Income taxes	30,776	7,088	11,960

Income (loss) from continuing operations	79,991	11,683	18,588
Preferred stock dividends	1,080	534	381

Net income (loss) for common stock	$78,911	11,149	$18,207

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES Consolidating Schedule - Income Information (Page 2 of 2) Year ended December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A-1

	HECO Capital Trust I	HECO Capital Trust II	Renewable Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Electric utility	$4,149	3,763	—	8,301	$1,396,685
Equity in net income (loss) of subsidiaries	—	—	—	29,459	—

	4,149	3,763	—	37,760	1,396,685
Expenses–Electric utility	—	—	133	—	1,220,120

Operating income (loss)	4,149	3,763	(133)	37,760	176,565
Interest expense	—	—	(1)	(8,301)	(44,341)
Allowance for borrowed funds used during construction	—	—	—	—	1,914
Preferred stock dividends of subsidiaries	—	—	—	915	(915)
Preferred securities distributions of trust subsidiaries	(4,025)	(3,650)	—	—	(7,675)
Allowance for equity funds used during construction	—	—	—	—	4,267

Income (loss) from continuing operations before income taxes	124	113	(134)	30,374	129,815
Income taxes	—	—	—	—	49,824

Income (loss) from continuing operations	124	113	(134)	30,374	79,991
Preferred stock dividends	—	—	—	(915)	1,080

Net income (loss) for common stock	$124	113	(134)	29,459	$78,911

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES Consolidating Schedule - Retained Earnings Information Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-1

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited
Retained earnings, beginning of year	$542,023	71,414	$87,092
Net income (loss)	78,911	11,149	18,207
Common stock dividends	(57,719)	(7,934)	(12,390)

Retained earnings (deficit), end of year	$563,215	74,629	$92,909

	HECO Capital Trust I	HECO Capital Trust II	Renewable Hawaii, Inc.	Reclassifi- Cations And Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$—	—	—	158,506	$542,023
Net income (loss)	124	113	(134)	29,459	78,911
Common stock dividends	(124)	(113)	—	(20,561)	(57,719)

Retained earnings (deficit), end of year	$—	—	(134)	167,404	$563,215

HEI DIVERSIFIED, INC. AND SUBSIDIARY Consolidating Schedule - Balance Sheet Information December 31, 2003 (Unaudited) (in thousands)	Exhibit A-2

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$122	209,598	—	$209,720
Federal funds sold	—	56,678	—	56,678
Notes receivable from affiliated companies	1,320	—	—	1,320
Accounts receivable and unbilled revenues, net	2	23,136	—	23,138
Available-for-sale investment and mortgage-related securities	—	1,775,053	—	1,775,053
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	941,571	—	941,571
Held-to-maturity investment securities	—	94,624	—	94,624
Loans receivable, net	—	3,121,979	—	3,121,979
Property, plant and equipment, net	—	69,703	—	69,703
Other	20,394	128,879	(3,304)	145,969
Goodwill and other intangibles	—	93,987	—	93,987
Investment in subsidiary, at equity	539,724	—	(539,724)	—

	$561,562	6,515,208	(543,028)	$6,533,742

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$597	42,628	—	$43,225
Deposit liabilities	—	4,026,250	—	4,026,250
Securities sold under agreements to repurchase	—	831,335	—	831,335
Advances from Federal Home Loan Bank	—	1,017,053	—	1,017,053
Long-term debt, net	17,073	—	—	17,073
Deferred income taxes	—	30,796	—	30,796
Other	(1,016)	24,005	—	22,989

	16,654	5,972,067	—	5,988,721

Preferred stock of bank subsidiary	—	113	—	113
Minority interests	—	3,304	3,304	—
Stockholder’s equity
Preferred stock	—	75,000	75,000	—
Common stock	331,072	244,568	244,568	331,072
Retained earnings	214,789	221,109	221,109	214,789
Accumulated other comprehensive loss	(953)	(953)	(953)	(953)

	544,908	539,724	539,724	544,908

	$561,562	6,515,208	543,028	$6,533,742

HEI DIVERSIFIED, INC. AND SUBSIDIARY Consolidating Schedule - Income Information Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-2

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$—	371,320	—	$371,320
Other	5,640	—	5,400	240
Equity in net income of subsidiary/minority interest	56,385	—	56,385	—

	62,025	371,320	61,785	371,560

Expenses
Bank	—	278,565	—	278,565
Other	1,391	—	—	1,391

	1,391	278,565	—	279,956

Operating income
Bank	—	92,755	—	92,755
Other	60,634	—	61,785	(1,151)

	60,634	92,755	61,785	91,604
Interest expense–other than bank	(1,428)	—	—	(1,428)
Preferred stock dividends of subsidiaries	—	—	11	(11)

Income from continuing operations before income taxes and minority interest	59,206	92,755	61,796	90,165
Income tax expense (benefit)	(959)	30,959	—	30,000

Income from continuing operations before minority interest	60,165	61,796	61,796	60,165
Minority interest in net income of subsidiary	—	124	(124)	—

Income from continuing operations	60,165	61,672	61,672	60,165
Preferred stock dividends	—	5,411	(5,411)	—

Net income for common stock	$60,165	56,261	56,261	$60,165

HEI DIVERSIFIED, INC. AND SUBSIDIARY

Consolidating Schedule - Retained Earnings Information

Year ended December 31, 2003

(Unaudited)

(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$185,468	192,692	192,692	$185,468
Net income	60,165	56,261	56,261	60,165
Common stock dividends	(30,844)	(27,844)	(27,844)	(30,844)

Retained earnings, end of year	$214,789	221,109	221,109	$214,789

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule - Balance Sheet Information (Page 1 of 2) December 31, 2003 (Unaudited) (in thousands)	Exhibit A-3

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	ASB Service Corporation	AdCom- muni cations, Inc.
ASSETS
Cash and equivalents	$149,469	1,514	—	$414
Federal funds sold	56,678	—	—
Accounts receivable and unbilled revenues, net	17,204	—	—	—
Available-for-sale investment and mortgage-related securities	1,055,514	—	—	—
Available-for-sale mortgage-related securities pledged for repurchase agreements	941,571	—	—	—
Held-to-maturity investment securities	94,624	—	—	—
Loans receivable, net	2,407,751	—	—	—
Property, plant and equipment, net	69,546	157	—	—
Other	129,308	445	1	—
Goodwill and other intangibles	93,097	890	—	—
Investments in subsidiaries, at equity	1,835,355	—	—	—

	$6,850,117	3,006	1	$414

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$41,549	1,079	—	$—
Deposit liabilities	4,365,343	—	—	—
Securities sold under agreements to repurchase	831,335	—	—	—
Advances from Federal Home Loan Bank	1,017,053	—	—	—
Deferred income taxes	30,904	(108)	—	—
Other	23,612	168	—	—

	6,309,796	1,139	—	—

Preferred stock of bank subsidiary	—	—	—	—
Minority interests	—	—	—	—
Stockholder’s equity
Preferred stock	75,000	—	—	—
Common stock	244,568	1,990	1	61
Retained earnings (deficit)	221,706	(123)	—	353
Accumulated other comprehensive income (loss)	(953)	—	—	—

	540,321	1,867	1	414

	$6,850,117	3,006	1	$414

Continued on next page.

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule - Balance Sheet Information (Page 2 of 2) December 31, 2003 (Unaudited) (in thousands) (Continued)	Exhibit A-3

	ASB Realty Corporation	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$397,294	(339,093)	$209,598
Federal funds sold	—	—	56,678
Accounts receivable and unbilled revenues, net	5,932	—	23,136
Available-for-sale investment and mortgage-related securities	719,911	(372)	1,775,053
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	—	941,571
Held-to-maturity investment securities	—	—	94,624
Loans receivable, net	714,228	—	3,121,979
Property, plant and equipment, net	—	—	69,703
Other	1,385	(2,260)	128,879
Goodwill and other intangibles	—	—	93,987
Investments in subsidiaries, at equity	—	(1,835,355)	—

	$1,838,750	(2,177,080)	$6,515,208

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$2,260	2,260	$42,628
Deposit liabilities	—	339,093	4,026,250
Securities sold under agreements to repurchase	—	—	831,335
Advances from Federal Home Loan Bank	—	—	1,017,053
Deferred income taxes	—	—	30,796
Other	—	(225)	24,005

	2,260	341,128	5,972,067

Preferred stock of bank subsidiary	187,999	187,886	113
Minority interests	—	(3,304)	3,304
Stockholder’s equity
Preferred stock	—	—	75,000
Common stock	1,653,720	1,655,772	244,568
Retained earnings (deficit)	(1,544)	(717)	221,109
Accumulated other comprehensive income (loss)	(3,685)	(3,685)	(953)

	1,648,491	1,651,370	539,724

	$1,838,750	2,177,080	$6,515,208

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule – Income (Loss) Information Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-3

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	ASB Service Corporation	AdCommunications, Inc.
Revenues
Bank	$302,646	9,857	313	$11
Equity in net income (loss) of subsidiaries/minority interest	63,482	—	—	—

	366,128	9,857	313	11
Expenses–Bank	274,313	7,571	38	16

Operating income (loss)	91,815	2,286	275	(5)
Income taxes	29,930	883	116	—

Income (loss) from continuing operations before minority interest	61,885	1,403	159	(5)
Minority interest in net income of subsidiaries	—	—	—	—

Income (loss) from continuing operations	61,885	1,403	159	(5)
Preferred stock dividends	5,400	—	—	—

Net income (loss) for common stock	$56,485	1,403	159	$(5)

	ASB Realty Corporation	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$85,729	27,236	$371,320
Equity in net income (loss) of subsidiaries/minority interest	—	63,482	—

	85,729	90,718	371,320
Expenses–Bank	153	(3,526)	278,565

Operating income (loss)	85,576	87,192	92,755
Income taxes	30	—	30,959

Income (loss) from continuing operations before minority interest	85,546	87,192	61,796
Minority interest in net income of subsidiaries	—	124	124

Income (loss) from continuing operations	85,546	87,316	61,672
Preferred stock dividends	23,621	(23,610)	5,411

Net income (loss) for common stock	$61,925	63,706	$56,261

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule - Retained Earnings (Deficit) Information Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-3

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	ASB Service Corporation	AdCommuni cations, Inc.
Retained earnings (deficit), beginning of year	$194,079	2,265	(320)	$358
Subsidiary dissolution	—	—	161	—
Market value adjustment	(1,014)	—	—	—
Net income (loss)	56,485	1,403	159	(5)
Common stock dividends	(27,844)	(3,791)	—	—

Retained earnings (deficit), end of year	$221,706	(123)	—	$353

	ASB Realty Corporation	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$(1,434)	2,256	$192,692
Subsidiary dissolution	—	161	—
Market value adjustment	—	(1,014)	—
Net income (loss)	61,925	63,706	56,261
Common stock dividends	(62,035)	(65,826)	(27,844)

Retained earnings (deficit), end of year	$(1,544)	(717)	$221,109

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY Consolidating Schedule - Balance Sheet Information December 31, 2003 (Unaudited) (in thousands)	Exhibit A-4

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$—	1,514	—	$1,514
Property, plant and equipment, net	—	157	—	157
Other	10	435	—	445
Goodwill and other intangibles	—	890	—	890
Investment in subsidiary, at equity	1,857	—	(1,857)	—

	$1,867	2,996	(1,857)	$3,006

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$—	1,079	—	$1,079
Deferred income taxes	—	(108)	—	(108)
Other	—	168	—	168

	—	1,139	—	1,139

Stockholder’s equity
Common stock	1,990	1,980	1,980	1,990
Retained earnings (deficit)	(123)	(123)	(123)	(123)

	1,867	1,857	1,857	1,867

	$1,867	2,996	1,857	$3,006

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY Consolidating Schedule - Income Information Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-4

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$5,712	4,145	—	$9,857
Equity in net income of subsidiary	76	—	76	—

	5,788	4,145	76	9,857
Expenses–Bank	3,495	4,076	—	7,571

Operating income	2,293	69	76	2,286
Income tax expense (benefit)	890	(7)	—	883

Net income for common stock	$1,403	76	76	$1,403

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY

Consolidating Schedule - Retained Earnings (Deficit) Information

Year ended December 31, 2003

(Unaudited)

(in thousands)

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$2,265	(199)	(199)	$2,265

Net income	1,403	76	76	1,403

Common stock dividends	(3,791)	—	—	(3,791)

Retained earnings (deficit), end of year	$(123)	(123)	(123)	$(123)

HAWAIIAN ELECTRIC INDUSTRIES CAPITAL TRUST I AND SUBSIDIARY Consolidating Schedule - Balance Sheet Information December 31, 2003 (Unaudited) (in thousands)	Exhibit A-5

	Hawaiian Electric Industries Capital Trust I	HEI Preferred Funding, LP	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$—	22	—	$22
Notes receivable from affiliated companies	—	120,073	—	120,073
Accounts receivable and unbilled revenues, net	—	6	—	6
Other	—	1,210	—	1,210
Investment in subsidiary, at equity	103,093	—	(103,093)	—

	$103,093	121,311	(103,093)	$121,311

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$—	25	—	$25

	—	25	—	25

HEI-obligated trust preferred securities	100,000	—	—	100,000
Minority interests	—	—	(18,193)	18,193
Stockholder’s equity
Common stock	3,093	121,286	121,286	3,093
Retained earnings	—	—	—	—

	3,093	121,286	121,286	3,093

	$103,093	121,311	103,093	$121,311

HAWAIIAN ELECTRIC INDUSTRIES CAPITAL TRUST I AND SUBSIDIARY Consolidating Schedule - Income Information Year ended December 31, 2003 (Unaudited) (in thousands)	Exhibit A-5

	Hawaiian Electric Industries Capital Trust I	HEI Preferred Funding, LP	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Other	$—	10,051	—	$10,051
Equity in net income of subsidiary/minority interest	8,619	—	8,619	—

	8,619	10,051	8,619	10,051
Expenses - Other	—	—	—	—

Operating income	8,619	10,051	8,619	10,051
Income taxes	—	—	—	—

Income from continuing operations before minority interest	8,619	10,051	8,619	10,051
Minority interest in net income of subsidiary	—	—	1,432	1,432

Income from continuing operations	8,619	10,051	10,051	8,619
Preferred securities distributions	8,360	—	—	8,360

Net income for common stock	$259	10,051	10,051	$259

HAWAIIAN ELECTRIC INDUSTRIES CAPITAL TRUST I AND SUBSIDIARY

Consolidating Schedule - Retained Earnings Information

Year ended December 31, 2003

(Unaudited)

(in thousands)

	Hawaiian Electric Industries Capital Trust I	HEI Preferred Funding, LP	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$—	—	—	$—
Net income	259	10,051	10,051	259
Common stock dividends/distributions	(259)	(10,051)	(10,051)	(259)

Retained earnings, end of year	$—	—	—	$—